[redacted]

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FEB 28 2014

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SEC FILE NUMBER
8- 51087

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2430 Mall Drive Suite 200

(No. and Street)

Charleston	SC	29406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Endres 843-851-5481

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Rd, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/18/14

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

First Southeast Investor Services, Inc. , as

of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public
TERESA HINSON

This report ** contains (check all applicable boxes):

- x(a) Facing Page.
- x(b) Statement of Financial Condition.
- x(c) Statement of Income (Loss).
- x(d) Statement of Changes in Financial Condition.
- x(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x(g) Computation of Net Capital.
- x(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x(l) An Oath or Affirmation.
- x(m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of SCBT)

Financial Statements and Supplemental Schedules

As of and for the Year Ending

December 31, 2013

(With Report of Independent Certified Public Accountants)

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of SCBT)

Financial Statements and Supplemental Schedules

As of and for the Year Ending

December 31, 2013

(With Report of Independent Certified Public Accountants)

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

Board of Directors
First Southeast Investor Services, Inc.

Report of the Financial Statements

We have audited the accompanying balance sheet of First Southeast Investor Services, Inc. (a wholly owned subsidiary of SCBT) (the "Company") as of December 31, 2013 (Successor), and the related statements of operations, changes in stockholder's equity, and cash flows for the period January 1, 2013 through July 26, 2013 (Predecessor) and the period from July 27, 2013 through December 31, 2013 (Successor) that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2501 Blue Ridge Road, Suite 500, Raleigh, NC 27607 | T 919.876.4546 | F 919.876.8680 | dhgllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of December 31, 2013 (Successor), and the results of its operations and its cash flows for the period January 1, 2013 through July 26, 2013 (Predecessor) and the period from July 27, 2013 through December 31, 2013 (Successor), in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 27, 2014

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of SCBT)

Balance Sheet

December 31, 2013 (Successor)

Assets		**2013**
Cash and cash equivalents	$	760,880
Certificates of deposit		401,620
Commissions receivable		160,989
Goodwill		1,780,448
Intangibles, net		1,918,571
Other assets		862
Total assets	$	5,023,370
Liabilities and Stockholder's Equity		
Liabilities:		
Amounts due to parent company	$	52,838
Commissions payable		57,569
Deferred Tax Liability		668,550
Accrued expenses and other liabilities		76,042
Total liabilities		854,999
Stockholder's equity:		
Common stock $10 par value. Authorized 50,000 shares; issued and outstanding 36,000 shares		360,000
Additional paid-in capital		3,869,999
Retained deficit		(61,628)
Total stockholder's equity		4,168,371
Total liabilities and stockholder's equity	$	5,023,370

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of SCBT)

Statement of Income

The periods January 1, 2013 through July 26, 2013 (Predecessor) and
July 27, 2013 through December 31, 2013 (Successor)

	Successor Company July 27 to December 31, 2013	Predeccessor Company January 1 to July 26, 2013
Revenues:		
Commissions	$ 1,263,695	$ 1,885,101
Interest	985	1,372
	1,264,680	1,886,473
Expenses:		
Salaries and benefits	1,002,726	1,404,012
Fees to clearing brokers	69,115	83,823
Other operating expense	53,733	42,275
Management fee to related parties	38,857	3,719
Professional licenses	27,416	13,163
Occupancy and equipment	17,012	14,316
Insurance	19,855	7,309
Revenue sharing expense	7,202	8,416
Travel	4,860	9,791
Supplies	3,610	10,430
Telephone	3,195	7,228
Amortization of intangibles	121,429	-
	1,369,010	1,604,482
Income (loss) before taxes	(104,330)	281,991
Income tax expense	(42,702)	114,520
Net Income (loss)	$ (61,628)	$ 167,471

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A Wholly Owned Subsidiary of SCBT)

Statement of Stockholder's Equity and Comprehensive Income

Period from January 1, 2013 to July 26, 2013 (Predecessor) and July 27, 2013 to December 31, 2013 (Successor)

	Number of shares	Common stock	Additional Paid-in Capital	Retained earnings (deficit)	Total stockholder's equity
Predecessor Company					
Balance, December 31, 2012	36,000	$ 360,000	$ 109,731	$ 501,372	$ 971,103
Net income				167,471	167,471
Stock-based compensation expense			1,297		1,297
Balance at July 26, 2013	36,000	$ 360,000	$ 111,028	$ 668,843	$ 1,139,871
Successor Company					
Balance at July 27, 2013	36,000	$ 360,000	$ 3,869,999	$ -	$ 4,229,999
Net loss				(61,628)	(61,628)
Balance, December 31, 2013	36,000	$ 360,000	$ 3,869,999	$ (61,628)	$ 4,168,371

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of SCBT)

Statements of Cash Flows

Period from January 1, 2013 to July 26, 2013 (Predecessor) and

July 27, 2013 to December 31, 2013 (Successor)

	Successor Company July 27 to December 31, 2013	Predeccessor Company January 1 to July 26, 2013
Cash flows from operating activities:		
Net (loss) income	$ (61,628)	$ 167,471
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization	121,429	-
Increase in certificates of deposit	(859)	(761)
Increase in deferred income tax benefit	-	(25,189)
Increase in deferred income tax liability	(31,212)	
Increase (decrease) in commissions receivable	97,659	(122,635)
(Decrease) increase in other assets	(7,641)	5,211
Decrease in payable to clearing brokers	-	(841)
(Decrease) increase in income tax payable	(26,790)	73,080
(Increase) decrease in commissions payable	(53,003)	32,501
Increase (decrease) in accrued expenses and other liabilities	19,282	(4,348)
Net cash provided by operating activities	57,237	124,489
Cash flows from investing activities:		
Purchase of certificates of deposit	-	(500,000)
Maturities of certificates of deposit	100,000	501,603
Net cash provided by investing activities	100,000	1,603
Net increase in cash and cash equivalents	157,237	126,092
Cash and cash equivalents at beginning of year	603,643	477,551
Cash and cash equivalents at end of year	$ 760,880	$ 603,643

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of SCBT)

Notes to Financial Statements

December 31, 2013

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. On July 27, 2013, First Financial was purchased by SCBT Financial Corporation. SCBT Financial Corporation then contributed the shares of FSIS to SCBT who became the Parent. The Parent is a bank subsidiary headquartered in Columbia, South Carolina.

FSIS became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital be maintained, and the ratio of aggregate indebtedness to net capital, as defined by the Rule, not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the clearing broker). All trades are cleared through the clearing broker, not through FSIS.

Management has evaluated subsequent events for disclosure or recognition through February 27, 2014, the date the financial statements were available to be issued.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and FINRA for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at nonaffiliated companies. The Company classifies instruments with original maturity dates of 90 days or less to be cash equivalents.

(b) Income Taxes

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

FSIS uses ASC 740, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(c) Commission Revenue

Commissions earned on sales and purchases of securities for customers are recorded on a trade date basis.

(d) Advertising

FSIS expenses all advertising costs as incurred. Advertising costs were approximately $950 for the year ended December 31, 2013.

(e) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Fair Value of financial instruments

FSIS's financial instruments are cash and cash equivalents, certificates of deposit, commissions receivable, amounts due to parent company, commissions payable and accrued expenses and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. FSIS has no off-balance sheet financials instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the relative reliability of the inputs used in the valuation. Other than cash, the financial instruments of FSIS are considered Level 3 since they are determined by reliance on significant unobservable inputs.

(g) Acquisition of Parent Company

FSIS's financial condition and results of operations were significantly impacted by the acquisition of its parent company. Because of the level of SCBT's ownership and control following the acquisition, push-down accounting was applied. Accordingly, FSIS assets and liabilities were adjusted to estimated fair value at the acquisition date. No fair value adjustments were made to the carrying values of the assets and liabilities of FSIS at the time of acquisition given such were determined to approximate fair value, however goodwill and

an intangible asset were recorded. Due to the application of push-down accounting to FSIS's financial results on July 27, 2013, the date at which FSIS became wholly-owned by SCBT, balances and activity in FSIS's financial statements prior to this date have been labeled with "Predecessor Company" while balances and activity subsequent to this date have been labeled with "Successor Company".

(h) Goodwill and Intangibles

Intangible assets consist of goodwill and client relationships intangible that result from the acquisition of the parent company of FSIS on July 27, 2013. Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed. Goodwill has an indefinite useful life and is evaluated for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing FSIS estimated fair value to its carrying value, including goodwill. If the estimated fair value of FSIS exceeds its carrying value, goodwill assigned to FSIS is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment of goodwill assigned to FSIS.

If required, the second step involves calculating an implied fair value of goodwill for FSIS for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of FSIS, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if FSIS was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to FSIS, there is no impairment. If the carrying value of goodwill assigned to FSIS exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to FSIS, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. This evaluation will be completed as of April 30th of each year.

The client relationships intangible represents the value of long-term client relationships for the broker/dealer business. This intangible is amortized over the estimated useful lives of the client lists acquired (7 years) on the straight-line method. The estimated useful lives are periodically reviewed for reasonableness.

(3) Goodwill and Other Intangible Assets

The following is a summary of changes in the carrying amounts of goodwill:

(Dollars in thousands)		Year ending December 31, 2013
Balance at beginning of period	$	-
Additions:		
Goodwill related to Acquisition of Parent		1,780,448
Balance at end of period	$	1,780,448

The Company's client list intangibles are included on the face of the balance sheet. The following is a summary of gross carrying amount and accumulated amortization:

(Dollars in thousands)		December 31, 2013
Gross carrying amount	$	2,040,000
Accumulated amortization		(121,429)
	$	1,918,571

Amortization expense totaled $121,429 for the year ended December 31, 2013. Estimated amortization expense for other intangibles for each of the next five years is as follows:

(Dollars in thousands) Years ending December 31:		
2014	$	291,429
2015		291,429
2016		291,429
2017		291,429
2018		291,429
Thereafter		461,426
	$	1,918,571

(4) Income Taxes

The components of income tax expense are as follows for the year ended December 31:

Current:		
Federal	$	111,458
State		16,761
		128,219
Deferred:		
Federal		(45,742)
State		(10,659)
		(56,401)
	$	71,818

The components for the Successor for the period July 27, 2013 through December 31, 2013 were current income tax expense of $770 and deferred income tax benefit of $43,472, and the components for the Predecessor for the period were $122,194 of current income tax expense and deferred income tax benefit of $7,674. The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

	Successor Company July 27, 2013 - December 31, 2013		Predecessor Company January 1, 2013 - July 26, 2013	
Expected federal income tax (benefit)	$	(36,516)	$	98,697
State taxes (benefit)		(8,911)		15,013
Nondeductible expenses		2,725		810
Total	$	(42,702)	$	114,520

Deferred income taxes result primarily from differences in financial and income tax reporting of the intangible asset recorded during the year, certain deferred compensation and prepaid expenses. A deferred tax liability of $730,320 was recorded as part of the intangible asset recorded. The net deferred tax liability is $668,550 at December 31, 2013. The balance of the change in the net deferred tax asset results from current period deferred tax benefit of approximately $53,000.There was no valuation allowance for deferred tax assets as of December 31, 2013.

(5) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and SCBT/First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the year ended December 31, 2013 were $42,572.

At December 31, 2013, FSIS cash of $527,870 was held in a non-interest bearing demand deposit account at the First Federal division of SCBT bank.

(6) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full-time and part-time employees. The Plan permits eligible participants to contribute up to but not to exceed limitations prescribed by law. The Company's discretionary matching contribution will be 50% up to 6% of the employee's compensation. FSIS's matching contribution charged to expense for the year ended December 31, 2013, was $58,441 and is included in salaries and benefits expense in the statement of income.

The Plan also provides that all employees who have completed a year of service with the Parent and have attained age 21 be eligible for a Non-Elective Contribution Account. Employees become vested in their account over a six-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the discretionary contribution made to their Non-Elective Contribution Account to any of the Plan's investment funds. During the year ended December 31, 2013 there was no matching contribution.

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1.

At December 31, 2013, FSIS had net capital for regulatory purposes of $809,713. This was $559,713 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1 at December 31, 2013 which is less than the maximum of 8 to 1.

Schedule 1

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of SCBT Bank)

Computation of Aggregate Indebtedness and Net capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2013

	2013
Aggregate Indebtedness	
Accounts payable and accrued liabilities	$ 186,449
Net Capital:	
Total stockholder's equity	4,168,371
Add allowable credits - deferred tax liability	668,550
Less nonallowable assets:	
Goodwill	1,780,448
Intangible, net	1,918,571
Non-allowable cash	267,580
CD interest penalty	579
Commissions receivable from fixed annuities	57,548
Prepaid expenses and other assets	2,482
Net capital	809,713
Capital requirement	250,000
Net capital excess	$ 559,713
Ratio aggregate indebtedness to net capital	0.23

The 2013 computations do not differ materially from the Company's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A (as amended) dated December 31, 2013.

Schedule 2

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of SCBT Bank)

December 31, 2013

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are received in the name of FSIS and are restrictively endorsed and remitted electronically via remote deposit capture to Pershing, LLC for deposit to their bank account. Securities received are forwarded overnight to Pershing, LLC.

FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, there is no reserve requirement under Rule 15c3-3 at December 31, 2013

The above computation does not differ from FSIS's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A (as amended), dated December 31, 2013.

Supplemental Report

With respect to the

General Assessment Reconciliation (Form SIPC-7)

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
First Southeast Investor Services:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by First Southeast Investor Services (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051087 FINRA DEC
FIRST SOUTHEAST INVESTOR SERV INC 13*13
2440 MALL DR
NORTH CHARLESTON SC 29406-6544

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark G Endres, CFO - 843-851-548

2.	A. General Assessment (item 2e from page 2)		$ 200
	B. Less payment made with SIPC-6 filed (**exclude interest**) 7/24/13 Date Paid		(129)
	C. Less prior overpayment applied		( )
	D. Assessment balance due or (overpayment)		71
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
	F. Total assessment balance and interest due (or overpayment carried forward)		$ 71
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 71	
	H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Southeast Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

Lisa S. Ottaway
(Authorized Signature)

SVP / CCO
(Title)

Dated the 21st day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,151,153
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,918,031
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	153,286
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,071,317
2d. SIPC Net Operating Revenues	$ 79,836
2e. General Assessment @ .0025	$ 200

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